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     SEC FILE NUMBER 0-25232
     CUSIP NUMBER 037604105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: August 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION
Apollo Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
4615 East Elwood Street

Address of Principal Executive Office (Street and Number)
Phoenix, AZ 85040

City, State and Zip Code

     PART II — RULES 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
     PART III — NARRATIVE
          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          (Attach extra Sheets if Needed)
          Apollo Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended August 31, 2006 (the “Form 10-K”) by November 14, 2006, the prescribed due date. The Company intends to file the Form 10-K as promptly as practicable, but does not expect that such filing will be made by the November 29, 2006 extended deadline. At this time, the Company cannot provide assurances as to when the Form 10-K will be filed.
          As previously disclosed in the Company’s Form 12b-25 filed on July 10, 2006, and in the Company’s Current Reports on Form 8-K filed on June 12, 2006, June 20, 2006, June 26, 2006, June 28, 2006, July 13, 2006, October 18, 2006, November 3, 2006, and November 6, 2006, in response to a report that questioned whether the Company has backdated four stock option grants during fiscal 1999-2004, the Company’s Board of Directors (the “Board”) hired outside firms to review its historical stock option practices. The Board has also appointed a special committee of independent directors to oversee the work being performed by attorneys and forensic accountants regarding the Company’s historical stock option practices.
          On June 19, 2006, the Company received a subpoena from the United States Attorney for the Southern District of New York requesting that the Company provide the Court with documents relating to its stock option grants. The Company is cooperating fully with this request.
          On June 30, 2006, the Company was notified by letter from the Securities and Exchange Commission of an informal investigation and the Commission’s request for the production of documents relating to the Company’s stock option grants. The Company is cooperating fully with this informal investigation.
          On November 3, 2006, although the review of the Company’s historic stock option granting practices is ongoing and a final conclusion has not been reached, the Company announced the identification of various deficiencies in the process of granting and documenting stock options. The Company is still conducting its accounting analysis and has not yet determined definitively the impact of these deficiencies on the Company’s historical financial statements. However, the Company expects that it will restate certain of its previously filed financial statements, including for the years 2001 to 2005 and the first two quarters of 2006.
          Until the special committee’s review is completed, the Company is unable to file its consolidated financial statements to be included in the Form 10-K. Due to the volume of data subject to the review, the Company can not provide assurances as to when the Form 10-K will be filed.

     Some of the statements in this notification are forward-looking statements. These statements are based on beliefs and expectations of the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company makes no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the timing and outcome of the review being conducted by the special committee of the Company’s Board.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian Mueller	(480)	966-5394

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑
• Quarterly Report on Form 10-Q for the quarter ended May 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
There may be significant changes in the results of operations for the year ended August 31, 2006 compared to the year ended August 31, 2005. The Company cannot provide a reasonable estimate of the results because it will likely need to restate certain of its previously filed financial statements, including for the years 2001 to 2005 and the first two quarters of 2006. As the review of the Company’s historic stock option granting practices is ongoing, the Company has not yet determined definitively the impact of identified deficiencies in the process of granting and documenting stock options on the Company’s historical financial statements.

Apollo Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006	By:	/s/ Brian Mueller
Brian Mueller
President